EXHIBIT 99

[LOGO] GLEN BURNIE BANCORP                               N E W S   R E L E A S E

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                                                           FOR IMMEDIATE RELEASE

CONTACT: ALISON TAVIK
          410-768-8857 (office)
          410-608-5581 (cell)
         adtavik@bogb.net

                    GLEN BURNIE BANCORP RELEASES 3Q EARNINGS
                          Net interest income up 11.52%

HIGHLIGHTS

      o     11.52% increase in net interest income
      o     2.27% increase in year to date deposits
      o     6.20% increase in year to date net loans

GLEN BURNIE, MD (October 26, 2004) - Glen Burnie Bancorp (NASDAQ: GLBZ), parent company of The Bank of Glen Burnie, today announced results for the third quarter.

For the three month period ending September 30, 2004, net interest income increased by 11.52% to $3,137,000 as compared to $2,813,000 for the same period in 2003. Year to date net interest income rose to $9,002,000 (+8.75%) as compared to $8,278,000 in 2003. Total interest income increased to $4,065,000 (+5.20%) in the quarter ended September 30, 2004 as compared to $3,864,000 for the same period in 2003. Deposits year to date increased to $262,746,000 (+2.27%) and net loans increased to $183,532,000 (+6.20%) since December 31, 2003.

"Net interest income is up, our net interest margin is strong and we are continuing to experience growth in the loan portfolio," said Michael G. Livingston, Executive Vice President & Chief Operating Officer. "A portion of earnings was allocated to loan loss reserves in the third quarter to manage loan growth and maintain adequate reserves."

The company realized net income of $769,000 (-9.10%) or $.38 (-10.53%) basic earnings per share in the quarter ended September 30, 2004. The company reported net income of $839,000 or $.42 basic earnings per share for the same three-month period in 2003. Year to date net income for the nine months ended June 30, 2004 was $2,216,000 (-0.01%) or $1.09 (-0.92%) basic earnings per share as compared to $2,228,000 or $1.10 basic earnings per share for the same period in 2003.

                                     (more)
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                          GLEN BURNIE BANCORP - PAGE 2
OCTOBER 26, 2004

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For the quarter ended September 30, 2004, total stockholders' equity increased to $25,602,000 (+6.91%) and total liabilities and stockholders' equity rose to $303,444,000 (+0.39%).

"Glen Burnie Bancorp paid its 48th consecutive dividend to shareholders in the third quarter," said President & Chief Executive Officer F. William Kuethe, Jr. "Providing stockholder value continues to be our primary focus."

On October 7, 2004, Glen Burnie Bancorp paid a dividend of 12 cents ($.12) per share of common stock to shareholders of record at the close of business on September 24, 2004. Earlier this year USBanker magazine ranked the company 96th among the top 200 publicly traded community banks in the nation. The ranking was based on a 3-year average return on equity (ROE) of 12.40%.

Glen Burnie Bancorp, parent company to The Bank of Glen Burnie,
(www.thebankofglenburnie.com) maintains assets totaling approximately $300 million. The Bank of Glen Burnie is a locally-owned community bank with seven branches serving Anne Arundel County.

                                     # # # #

Certain information contained in this news release, which does not relate to historical financial information, may be deemed to constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties, which could cause the company's actual results in the future to differ materially from its historical results and those presently anticipated or projected. For a more complete discussion of these and other risk factors, please see the company's reports filed with the Securities and Exchange Commission.

                      GLEN BURNIE BANCORP AND SUBSIDIARIES
                      Condensed Consolidated Balance Sheet
                (dollars in thousands, except per share amounts)

                                                                     (unaudited)
                                                                      September      December
                                                                       30, 2004      31, 2003
                                                                     ---------------------------
                                        Assets

Cash and due from banks                                                   $10,284       $11,120
Interest bearing deposits                                                      81            57
Federal funds sold                                                          1,129         1,718
Investment securities                                                      95,186       103,181
Common Stock in the Glen Burnie Statutory Trust I                             155           155
Loans, net of allowance                                                   183,532       172,819
Premises and equipment at cost, net of accumulated depreciation             3,970         4,220
Other real estate owned                                                       166           172
Other assets                                                                8,941         8,810
------------------------------------------------------------------------------------------------
          Total assets                                                   $303,444      $302,252
================================================================================================

                       Liabilities and Stockholders' Equity

          Liabilities:
Deposits                                                                 $262,746      $256,908
Short-term borrowings                                                         400         6,602
Long-term borrowings                                                        7,207         7,227
Guaranteed preferred beneficial interests in Glen Burnie
   Bancorp junior subordinated debentures                                   5,155         5,155
Other liabilities                                                           2,334         2,413
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          Total liabilities                                              $277,842      $278,305
------------------------------------------------------------------------------------------------


          Stockholders' equity:
Common stock, par value $1, authorized 15,000,000 shares;
     issued and outstanding September 30, 2004 2,035,324;
     December 31, 2003   1,689,281 shares                                  $2,035        $1,689
Surplus                                                                    11,065        10,862
Retained earnings                                                          11,298        10,115
Accumulated other comprehensive income, net of tax                          1,204         1,281

------------------------------------------------------------------------------------------------
          Total stockholders' equity                                      $25,602       $23,947
------------------------------------------------------------------------------------------------

          Total liabilities and stockholders' equity                     $303,444      $302,252
================================================================================================

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                      GLEN BURNIE BANCORP AND SUBSIDIARIES
                   Condensed Consolidated Statements of Income
                (dollars in thousands, except per share amounts)

                                                                         Three Months Ended              Nine Months Ended
                                                                           September 30,                 September 30,
                                                                     ---------------------------    -------------------------
                                                                         2004          2003            2004         2003
                                                                     ---------------------------    -------------------------
Interest income on
   Loans, including fees                                                   $2,922        $2,852          $8,372       $8,501
   U.S. Treasury and U.S. Government agency securities                        593           427           1,683        1,440
   State and municipal securities                                             441           470           1,357        1,280
   Other                                                                      109           115             341          364
------------------------------------------------------------------------------------------------    -------------------------
          Total interest income                                             4,065         3,864          11,753       11,585
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Interest expense on
   Deposits                                                                   655           804           1,963        2,567
   Junior subordinated debentures                                             137           137             410          410
   Long-term borrowings                                                       108           109             323          327
   Short-term borrowings                                                       28             1              55            3
------------------------------------------------------------------------------------------------    -------------------------
          Total interest expense                                              928         1,051           2,751        3,307
------------------------------------------------------------------------------------------------    -------------------------

          Net interest income                                               3,137         2,813           9,002        8,278

Provision for credit losses                                                   140            10             340           10
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          Net interest income after provision for credit losses             2,997         2,803           8,662        8,268
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Other income
   Service charges on deposit accounts                                        264           255             780          762
   Other fees and commissions                                                 189           183             521          494
   Other non-interest income                                                    1             3               5            8
   Income on life insurance                                                    53           176             155          309
   Gains on investment securities                                              41            63             310          170
------------------------------------------------------------------------------------------------    -------------------------
          Total other income                                                  548           680           1,771        1,743
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Other expenses
   Salaries and employee benefits                                           1,604         1,487           4,635        4,435
   Occupancy                                                                  157           159             496          535
   Other expenses                                                             811           804           2,534        2,400
------------------------------------------------------------------------------------------------    -------------------------
          Total other expenses                                              2,572         2,450           7,665        7,370
------------------------------------------------------------------------------------------------    -------------------------

Income before income taxes                                                    973         1,033           2,768        2,641

Income tax expense (benefit)                                                  204           194             552          413
------------------------------------------------------------------------------------------------    -------------------------

Net income                                                                   $769          $839          $2,216       $2,228
================================================================================================    =========================

Net income per share of common stock                                        $0.38         $0.42           $1.09        $1.10
================================================================================================    =========================

Weighted-average shares of common stock outstanding                     2,032,801     2,021,670       2,030,300    2,017,946
================================================================================================    =========================